Exhibit 99.1

PRESS RELEASE

Formula Systems Reports Second Quarter and First Half 2020 Financial Results

Operating income for the second quarter increased 24% year-over-year to a record breaking $40.7 million. Net income attributable to Formula’s Shareholders for the second quarter increased 24% year-over-year to a record breaking $11.2 million.

Or Yehuda, Israel, August 18, 2020 – Formula Systems (1985) Ltd. (NASDAQ: FORTY), a global information technology holding company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products, today announced its results for the second quarter and six months-period ended June 30, 2020.

Financial Highlights for the Second Quarter Ended June 30, 2020

●	Consolidated revenues for the second quarter increased by 5.9% to $437.1 million. Revenues for the second quarter ended June 30, 2019 amounted to $412.6 million.

●	Consolidated operating income for the second quarter increased by 24.4% to a record breaking $40.7 million, with growth recorded across Formula’s entire investment portfolio. Consolidated operating income for the second quarter ended June 30, 2019 amounted to $32.7 million.

●	Consolidated net income attributable to Formula’s shareholders for the second quarter increased by 24.2% to a record breaking $11.2 million, or $0.73 per fully diluted share, compared to $9.0 million, or $0.59 per fully diluted share, for the second quarter ended June 30, 2019.

Financial Highlights for the Six Months-Period Ended June 30, 2020

●	Consolidated revenues for the first half ended June 30, 2020 increased by 12.4% to $903.3 million, with growth recorded across Formula’s entire investment portfolio. Revenues for the first half ended June 30, 2019 amounted to $803.9 million.

●	Consolidated operating income for the first half ended June 30, 2020 increased by 23.5% to $79.5 million, with growth recorded across Formula’s entire investment portfolio. Consolidated operating income for the first half ended June 30, 2019 amounted to $64.4 million.

●	Consolidated net income attributable to Formula’s shareholders for the first half ended June 30, 2020 was $22.3 million, or $1.44 per fully diluted share, compared to $19.1 million, or $1.17 per fully diluted share, in the same period last year, reflecting an increase of 16.6% year over year.

●	As of June 30, 2020 Formula held 49.0%, 47.7%, 45.5%, 100%, 50%, 90.09% and 80% of the outstanding ordinary shares of Matrix IT Ltd., Sapiens International Corporation N.V, Magic Software Enterprises Ltd., Michpal Micro Computers (1983) Ltd., TSG IT Advanced Systems Ltd., Insync Staffing Solutions, Inc., and Ofek Aerial Photography Ltd., respectively.

●	Consolidated cash and cash equivalents, bank deposits and investments in marketable securities totaled approximately $472.8 million as of June 30, 2020, compared to $405.2 million as of December 31, 2019.

●	Total equity as of June 30, 2020 was $914.6 million (representing 42.2% of the total consolidated balance sheet), compared to $896.3 million (representing 42.9% of the total consolidated balance sheet) as of December 31, 2019.

Declaration of Dividend for the First Half of 2020

●	Based on the Company’s semi-annual results, the Company’s board of directors declared a cash dividend in the amount of NIS 1.77 per share (approximately $0.52 per share) and in the aggregate amount of approximately NIS 27.1 million (approximately $8.0 million).

●	The dividend is payable on September 16, 2020 to all of the Company’s shareholders of record at the close of trading on the NASDAQ Global Select Market (or the Tel-Aviv Stock Exchange, as appropriate) on September 3, 2020.

In accordance with Israeli tax law, the dividend is subject to withholding tax at source at the rate of 30% (if the recipient of the dividend is at the time of distribution or was at any time during the preceding 12-month period the holder of 10% or more of the Company’s share capital) or 25% (for all other dividend recipients) of the dividend amount payable to each shareholder of record, subject to applicable exemptions.

The dividend will be paid in New Israeli Shekel with respect to the ordinary shares of Formula Systems (1985) Ltd. that are traded on the Tel Aviv Stock Exchange and the American Depositary Receipts of Formula Systems that are traded on the NASDAQ Global Select Market.

Debentures Covenants

As of June 30, 2020, Formula was in compliance with all of its financial covenants under the debenture series issued by Formula, based on the following achievements:

Covenant 1

●	Target equity attributable to Formula’s shareholders (excluding non-controlling interests): above $215 million.

●	Actual equity attributable to Formula’s shareholders is equal to $433.3 million.

Covenant 2

●	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for Formula’s Series A and C Secured Debentures): below 65%.

●	Actual ratio of net financial indebtedness to net capitalization is equal to 9.0%.

Covenant 3

●	Target ratio of net financial indebtedness to EBITDA (based on the accumulated calculation for the four recent quarters): below 5.

●	Actual ratio of net financial indebtedness to EBITDA (based on the accumulated calculation for the four recent quarters) is equal to 0.38.

Comments of Management

Commenting on the results, Guy Bernstein, CEO of Formula Systems, said, “We are very pleased to continue the strong momentum of 2020 during the second quarter which was entirely impacted by the COVID-19 pandemic, and in addition included a prolonged period of lockdown in Israel during April 2020 and Passover holiday. Despite these challenges, we witnessed strong financial results recorded across our entire portfolio companies which we were able to achieve due to the perseverance and cost saving actions taken by all management teams across our entire portfolio. Formula Group has managed to successfully face the crisis, thanks to, among others, its financial strength, high cash balances, low leverage, business diversification, quick response and flexibility to accommodate changes, and especially its experienced management teams .We take great pride in the recent addition of two of our subsidiaries, Matrix IT Ltd. and Sapiens International Corporation N.V., to Tel-Aviv-35 index together with four other companies whose core activity is technology and innovation—the engine that drives the Israeli economy.

“Matrix managed to deliver a double-digit growth in both net and operating income, overcoming the most challenging period of the last decade, while adapting to the new hybrid-work-environment model, combining office attendance with remote employment, increasing efficiencies and cost savings. Matrix is constantly working on preserving its business continuity and growth opportunities.”

“Sapiens managed to increase its revenues by 17.0% year over year as a result of organic growth in North America and Europe. Non-GAAP operating income increased by 33.4%, year over year increasing operating margin by 220 base points to a record of 18.0%, primarily due to cost saving actions implemented in light of COVID-19. Despite the COVID-19 pandemic, Sapiens’ outlook has improved as a result of signing new deals and completing the acquisition of Delphi, positioning the company as a leader of the MLP market in North America. In addition, Sapiens has raised its 2020 revenue guidance from $368 - $377 million to the range of $376 - $381 million.”

“Magic’s outlook for 2020 has also improved in spite of the COVID-19 pandemic due to an increased demand, from existing and new customers, for digital transformation projects, as COVID-19 pandemic forced organizations and their employees to adapt to the new forced reality and working environment. Magic plans to continue its efforts in maintaining and growing its strong financial position as a trusted advisor in the SMB market and a one-stop-shop for digital transformation, both organically and through acquisitions.”

“Michpal continues to realize synergies and monetize on its busines model and on the market it operates in. Michpal’s revenues grew by 51% year over year fueled by the acquisition of Unique Software Enterprises Ltd. concluded in November 2019 and is well positioned to continue helping its customers to adjust to the ever-changing governmental labor guidelines which are introduced in light of the COVID-19 pandemic.”

“In July 2020, Shikun & Binui group won a tender published by the Israeli Ministry of Defense for establishing Kiryat HaModiin in the Israeli Negev. TSG IT Advanced Systems Ltd. will serve as the significant subcontractor of the project’s ICT (Information Communication and Technology) contractor - Israel Aerospace Industries Ltd.

As part of the project, TSG is expected to design, build, maintain and operate IT systems in Kiryat HaModiin. The duration of the engagement is approximately 26 years. The scope of TSG activities is estimated at NIS 1.5 billion for the entire duration of the contract. The win is not expected to significantly impact TSG’s results of operations over the upcoming year.”

“I am pleased to see that the steps taken across all our portfolio companies in order to endure the COVID-19 pandemic and emerge stronger and well positioned are paying off. We will continue to address the new market challenges and take all necessary steps in order to keep our employees safe and productive, implement cost savings and grow our business operations.”

Stand-Alone Financial Measures

This press release presents, further below, certain stand-alone financial measures to reflect Formula’s stand-alone financial position in reference to its assets and liabilities as the parent company of the group. These financial measures are prepared consistent with the accounting principles applied in the consolidated financial statements of the group. Such measures include investments in subsidiaries and a jointly controlled entity measured at cost adjusted by Formula’s share in the investees’ accumulated undistributed earnings and other comprehensive income or loss.

Formula believes that these financial measures provide useful information to management and investors regarding Formula’s stand-alone financial position. Formula’s management uses these measures to compare the Company’s performance to that of prior periods for trend analyses. These measures are also used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these stand-alone financial measures provides an additional tool for investors to use in evaluating Formula’s financial position.

Management of the Company does not consider these stand-alone measures in isolation or as an alternative to financial measures determined in accordance with GAAP. Formula urges investors to review the consolidated financial statements which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business or financial position.

About Formula

Formula Systems, whose ordinary shares are traded on the Tel-Aviv Stock Exchange and ADSs are traded on the NASDAQ Global Select Market, is a global information technology holding company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Formula’s most recent annual report and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise. In addition, there is uncertainty about the spread of the COVID19 pandemic virus and the impact it will have on the Company’s operations, the demand for Company’s products, global supply chains and economic activity in general. These and other risks and uncertainties are detailed in the Company’s Securities and Exchange Commission filings.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED CONDENSED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except per share data)

	Six months ended		Three months ended
	June 30,		June 30,
	2020	2019	2020	2019
	Unaudited		Unaudited
Revenues	903,334	803,926	437,064	412,572
Cost of revenues	697,269	623,115	334,138	319,621

Gross profit	206,065	180,811	102,926	92,951
Research and development costs, net	25,047	22,290	12,084	11,706
Selling, marketing and general and administrative expenses	101,508	94,126	50,135	48,530
Operating income	79,510	64,395	40,707	32,715

Financial expenses, net	10,271	7,328	5,627	3,732

Income before taxes on income	69,239	57,067	35,080	28,983
Taxes on income	16,426	13,020	8,703	6,759

Income after taxes	52,813	44,047	26,377	22,224
Share of profit of companies accounted for at equity, net	347	1,086	218	360

Net income	53,160	45,133	26,595	22,584
Net income attributable to non-controlling interests	30,907	26,054	15,363	13,541

Net income attributable to Formula Systems’ shareholders	22,253	19,079	11,232	9,043

Earnings per share (basic)	1.46	1.26	0.74	0.59
Earnings per share (diluted)	1.44	1.17	0.73	0.59

Number of shares used in computing earnings per share (basic)	15,285,100	15,097,957	15,285,517	15,279,684
Number of shares used in computing earnings per share (diluted)	15,292,372	15,388,363	15,292,486	15,288,248

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	June 30,	December 31,
	2020	2019
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	462,448	368,666
Short-term deposits	8,107	29,886
Marketable securities	2,265	6,600
Trade receivables	459,565	486,007
Other accounts receivable and prepaid expenses	62,952	65,709
Inventories	12,818	8,636
Total current assets	1,008,155	965,504

LONG-TERM ASSETS:
Deferred taxes	41,438	38,865
Other long-term accounts receivable and prepaid expenses	22,518	22,205
Total long-term assets	63,956	61,070

INVESTMENTS IN COMPANIES ACCOUNTED FOR AT EQUITY METHOD	27,562	26,021

PROPERTY, PLANTS AND EQUIPMENT, NET	49,306	43,059

OPERATING LEASE RIGHT-OF-USE ASSETS	107,629	104,130

NET INTANGIBLE ASSETS AND GOODWILL	913,066	889,473

TOTAL ASSETS	2,169,674	2,089,257

CURRENT LIABILITIES:
Loans and credit from banks and others	102,040	125,297
Debentures	42,020	31,362
Current maturities of operating lease liabilities	31,318	35,673
Trade payables	109,836	125,163
Deferred revenues	106,967	93,512
Other accounts payable	199,437	205,205
Dividend payable	-	7,081
Liabilities in respect of business combinations	11,118	8,431
Put options of non-controlling interests	26,236	39,668
Total current liabilities	628,972	671,392

LONG-TERM LIABILITIES:
Loans and credit from banks and others	204,100	162,062
Debentures	214,646	175,411
Long term operating lease liabilities	82,775	73,686
Other long-term liabilities	9,198	8,311
Deferred taxes	57,143	53,854
Deferred revenues	12,257	6,491
Liabilities in respect of business combinations	11,958	14,895
Put options of non-controlling interests	21,056	15,182
Employees benefit liabilities	13,011	11,639
Total long-term liabilities	626,144	521,531

EQUITY
Equity attributable to Formula Systems’ shareholders	433,284	421,640
Non-controlling interests	481,274	474,694
Total equity	914,558	896,334

TOTAL LIABILITIES AND EQUITY	2,169,674	2,089,257

FORMULA SYSTEMS (1985) LTD.

STAND-ALONE STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	June 30,	December 31,
	2020	2019
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	63,598	82,725
Other accounts receivable and prepaid expenses	4,978	6,803
Total current assets	68,576	89,528

INVESTMENTS IN SUBSIDIARIES AND A JOINTLY
CONTROLLED ENTITY (*)
Matrix IT Ltd.	128,141	125,809
Sapiens International Corporation N.V.	179,604	176,832
Magic Software Enterprises Ltd.	113,806	114,019
Other	86,094	72,322
Total Investments in subsidiaries and a jointly controlled entity	507,645	488,982

OTHER LONG TERM RECEIVABLES	1,583	1,539

PROPERTY, PLANTS AND EQUIPMENT, NET	2	2

TOTAL ASSETS	577,806	580,051

CURRENT LIABILITIES:
Loans from banks and others	-	13,130
Debentures	20,232	20,296
Trade payables	79	69
Other accounts payable	1,996	1,274
Dividends payable	-	7,081
Total current liabilities	22,307	41,850

LONG-TERM LIABILITIES:
Debentures	116,213	116,561
Put options of non-controlling interests	6,002	-
Total long-term liabilities	122,215	116,561

EQUITY	433,284	421,640

TOTAL LIABILITIES AND EQUITY	577,806	580,051

(*)	The investments’ carrying amounts are measured consistent with the accounting principles applied in the consolidated financial statements of the group and representing the investments’ cost adjusted by Formula’s share in the investees’ accumulated undistributed earnings and other comprehensive income or loss.